UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 23, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sangamo BioSciences, Inc.

File No. 0-30171 – CF #32491

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Sangamo BioSciences, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed May 9, 2008.

Based on representations by Sangamo BioSciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through May 9, 2022
Exhibit 10.2	through May 9, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary